UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of June, 2008.
Comission File Number 001-32535
Bancolombia S.A.
(Translation of registrant’s name into English)
Calle 50 No. 51-66
Medellín, Colombia
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑                    Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(2):
Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐                    No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .

BANCOLOMBIA S.A. ANNOUNCES UNCONSOLIDATED NET INCOME OF Ps 75.5 BILLION
FOR THE MONTH OF MAY 2008
TOTALING Ps 500.5 BILLION FOR THE FIRST FIVE MONTHS OF 2008*
Medellín, Colombia, June 11, 2008
Bancolombia S.A. (“Bancolombia”) reported unconsolidated net income of Ps 75.5 billion in May 2008. As of May 31, 2008, net income for Bancolombia on an unconsolidated basis totaled Ps. 500.5 billion for the first five months of 2008 increasing 58.0% as compared to the same period of 2007.
•
Net interest income, including investment securities totaled Ps. 206.8 billion in May 2008. For the five month period ended May 31, 2008, net interest income totaled Ps. 1,004.9 billion increasing 40.9% as compared to the same period last year.

•
Net fees and income from services in May 2008 totaled Ps. 59.2 billion. For the five month period ended May 31, 2008, net fees and income from services totaled Ps. 308.2 billion, which represents an increase of 18.7% as compared to the same period of 2007.

•
Other operating income totaled Ps. 28.8 billion in May 2008. For the five month period ended May 31, 2008, other operating income totaled Ps. 328.2 billion increasing 116.5% as compared to the same period last year. Bancolombia notes that a considerable part of this revenue comes from dividend income received from subsidiaries, which is eliminated in the consolidated results as it is an intercompany transaction. As a result, this dividend income is only recorded in Bancolombia’s unconsolidated results.

•
Net provisions totaled Ps 53.7 billion in May 2008. Net provisions totaled Ps 204.7 for the five month period ended May 31, 2008, which represents an increase of 189.9% as compared to the same period of 2007.

•
Operating expenses totaled Ps. 148.4 billion in May 2008. For the five month period ended May 31, 2008, operating expenses totaled Ps. 701.3 billion increasing 8.6% as compared to the same period of 2007.

Total assets (unconsolidated) amounted to Ps 32.8 trillion, loans amounted to Ps 23.6 trillion, deposits totaled Ps 20.5 trillion and Bancolombia’s total shareholders’ equity amounted to Ps 4.93 trillion.
Bancolombia’s (unconsolidated) level of past due loans as a percentage of total loans amounted to 3.55% as of May 31, 2008, and the level of allowance for past due loans amounted to 121.90% as of the same date.
Market Share
According to Asobancaria (Colombia’s national banking association), Bancolombia’s market share in the Colombian financial system as of May 2008 was as follows: 21.1% of total net loans, 21.0% of total checking accounts, 18.7% of total savings accounts, 15.7% of total time deposits and 18.2% of total deposits.
* This report corresponds to the unconsolidated financial statements of Bancolombia. The numbers contained herein are subject to review by the relevant Colombian authorities. This information has been prepared in accordance with generally accepted accounting principles in Colombia and is stated in nominal terms.

BANCOLOMBIA S.A.				Growth
BALANCE SHEET		As of		May08/Apr08		Annual
(Ps Millions)	May-07	Apr-08	May-08	$	%	%
ASSETS
Cash and due from banks	1,414,014	2,306,230	1,893,850	-412,380	-17.88%	33.93%
Overnight funds sold	431,209	699,514	619,699	-79,815	-11.41%	43.71%
Total cash and equivalents	1,845,223	3,005,744	2,513,549	-492,195	-16.38%	36.22%

Debt securities	3,995,659	3,660,916	3,808,693	147,777	4.04%	-4.68%
Trading	1,839,681	1,303,804	1,277,322	-26,482	-2.03%	-30.57%
Available for Sale	1,067,918	1,164,750	1,181,741	16,991	1.46%	10.66%
Held to Maturity	1,088,060	1,192,362	1,349,630	157,268	13.19%	24.04%
Equity securities	955,158	1,122,199	1,124,781	2,582	0.23%	17.76%
Trading	597	44,080	15,282	-28,798	-65.33%	2459.80%
Available for Sale	954,561	1,078,119	1,109,499	31,380	2.91%	16.23%
Market value allowance	-29,789	-30,092	-30,159	-67	0.22%	1.24%
Net investment securities	4,921,028	4,753,023	4,903,315	150,292	3.16%	-0.36%

Commercial loans	15,038,857	17,338,608	17,554,299	215,691	1.24%	16.73%
Consumer loans	2,940,779	3,748,268	3,809,788	61,520	1.64%	29.55%
Small business loans	116,163	110,480	113,467	2,987	2.70%	-2.32%
Mortgage loans	1,924,507	2,297,203	2,134,970	-162,233	-7.06%	10.94%
Allowance for loans and financial leases losses	-673,673	-965,126	-1,019,810	-54,684	5.67%	51.38%
Net total loans and financial leases	19,346,633	22,529,433	22,592,714	63,281	0.28%	16.78%

Accrued interest receivable on loans	217,828	317,758	311,587	-6,171	-1.94%	43.04%
Allowance for accrued interest losses	-9,437	-20,652	-21,363	-711	3.44%	126.37%
Net total interest accrued	208,391	297,106	290,224	-6,882	-2.32%	39.27%

Customers’ acceptances and derivatives	242,748	299,684	273,509	-26,175	-8.73%	12.67%
Net accounts receivable	321,557	406,859	376,161	-30,698	-7.55%	16.98%
Net premises and equipment	374,029	526,904	544,351	17,447	3.31%	45.54%
Foreclosed assets	14,122	6,139	5,088	-1,051	-17.12%	-63.97%
Prepaid expenses and deferred charges	36,972	67,117	68,360	1,243	1.85%	84.90%
Goodwill	28,641	5,178	4,761	-417	-8.05%	-83.38%
Other	370,598	265,229	291,235	26,006	9.81%	-21.41%
Reappraisal of assets	853,640	946,322	957,171	10,849	1.15%	12.13%

Total assets	28,563,582	33,108,738	32,820,438	-288,300	-0.87%	14.90%

LIABILITIES AND SHAREHOLDERS’ EQUITY
LIABILITIES
DEPOSITS
Non-interest bearing	3,896,674	4,007,455	3,952,024	-55,431	-1.38%	1.42%
Checking accounts	3,606,203	3,715,699	3,592,453	-123,246	-3.32%	-0.38%
Other	290,471	291,756	359,571	67,815	23.24%	23.79%

Interest bearing	14,420,880	16,785,565	16,563,719	-221,846	-1.32%	14.86%
Checking accounts	293,438	419,790	418,429	-1,361	-0.32%	42.60%
Time deposits	3,561,845	5,811,871	5,812,786	915	0.02%	63.20%
Savings deposits	10,565,597	10,553,904	10,332,504	-221,400	-2.10%	-2.21%

Total deposits	18,317,554	20,793,020	20,515,743	-277,277	-1.33%	12.00%
Overnight funds	439,938	1,000,949	707,578	-293,371	-29.31%	60.84%
Bank acceptances outstanding	50,323	61,047	33,703	-27,344	-44.79%	-33.03%
Interbank borrowings	1,266,191	623,054	561,610	-61,444	-9.86%	-55.65%
Borrowings from domestic development banks	918,425	1,685,801	1,673,880	-11,921	-0.71%	82.26%
Accounts payable	2,099,373	1,660,351	1,966,111	305,760	18.42%	-6.35%
Accrued interest payable	119,431	172,441	154,525	-17,916	-10.39%	29.38%
Other liabilities	275,230	323,940	336,711	12,771	3.94%	22.34%
Bonds	1,285,030	1,493,395	1,419,032	-74,363	-4.98%	10.43%
Accrued expenses	389,576	447,424	523,280	75,856	16.95%	34.32%

Total liabilities	25,161,071	28,261,422	27,892,173	-369,249	-1.31%	10.85%

SHAREHOLDER’S EQUITY
Subscribed and paid in capital	363,914	393,914	393,914	—	0.00%	8.24%

Retained earnings	1,740,870	3,087,548	3,163,007	75,459	2.44%	81.69%
Appropiated	1,424,104	2,662,531	2,662,531	—	0.00%	86.96%
Unappropiated	316,766	425,017	500,476	75,459	17.75%	58.00%

Reappraisal and others	1,312,589	1,405,633	1,416,484	10,851	0.77%	7.92%
Gross unrealized gain or loss on debt securities	(14,862)	(39,779)	(45,140)	-5,361	13.48%	203.73%

Total shareholder’s equity	3,402,511	4,847,316	4,928,265	80,949	1.67%	44.84%

Total liabilities and shareholder’s equity	28,563,582	33,108,738	32,820,438	-288,300	-0.87%	14.90%

BANCOLOMBIA S.A.			Growth			Growth
INCOME STATEMENT	Accumulated		Annual	Month		Month
(Ps Millions)	May-07	May-08%		Apr-08	May-08%
Interest income and expenses
Interest on loans	968,569	1,440,904	48.77%	295,246	296,590	0.46%
Interest on investment securities	111,707	118,670	6.23%	34,468	29,325	-14.92%
Overnight funds	19,598	18,830	-3.92%	3,155	226	-92.84%
Total interest income	1,099,874	1,578,404	43.51%	332,869	326,141	-2.02%

Interest expense Checking accounts	6,959	6,069	-12.79%	1,218	1,199	-1.56%
Time deposits	100,158	193,746	93.44%	41,410	44,950	8.55%
Savings deposits	172,380	224,712	30.36%	44,232	43,984	-0.56%
Total interest on deposits	279,497	424,527	51.89%	86,860	90,133	3.77%

Interbank borrowings	35,539	11,997	-66.24%	1,987	1,870	-5.89%
Borrowings from domestic development banks	21,504	44,179	105.45%	9,054	9,274	2.43%
Overnight funds	28,922	35,325	22.14%	7,161	6,624	-7.50%
Bonds	21,409	57,497	168.56%	11,406	11,483	0.68%
Total interest expense	386,871	573,525	48.25%	116,468	119,384	2.50%

Net interest income	713,003	1,004,879	40.94%	216,401	206,757	-4.46%
Provision for loan and accrued interest losses, net	(122,357)	(226,868)	85.41%	(50,551)	(56,724)	12.21%
Recovery of charged-off loans	24,259	21,554	-11.15%	4,386	3,521	-19.72%
Provision for foreclosed assets and other assets	(8,925)	(10,665)	19.50%	(3,968)	(1,704)	-57.06%
Recovery of provisions for foreclosed assets and other assets	36,416	11,281	-69.02%	2,398	1,251	-47.83%

Total net provisions	(70,607)	(204,698)	189.91%	(47,735)	(53,656)	12.40%
Net interest income after provision for loans and accrued interest losses	642,396	800,181	24.56%	168,666	153,101	-9.23%

Commissions from banking services and other services	34,038	44,389	30.41%	10,703	9,165	-14.37%
Electronic services and ATM’s fees, net	28,019	32,375	15.55%	6,242	6,511	4.31%
Branch network services, net	39,998	38,841	-2.89%	8,393	7,928	-5.54%
Collections and payments fees, net	42,505	56,070	31.91%	12,109	11,338	-6.37%
Credit card merchant fees, net	9,517	4,455	-53.19%	700	404	-42.29%
Credit and debit card fees, net	97,048	128,345	32.25%	26,191	24,884	-4.99%
Checking fees, net	27,397	27,459	0.23%	6,299	4,926	-21.80%
Check remittance, net	4,182	5,134	22.76%	1,142	1,063	-6.92%
International operations, net	13,573	12,666	-6.68%	2,254	2,466	9.41%
Total fees and other service income	296,277	349,734	18.04%	74,033	68,685	-7.22%

Other fees and service expenses	(36,580)	(41,523)	13.51%	(8,002)	(9,436)	17.92%
Total fees and income from services, net	259,697	308,211	18.68%	66,031	59,249	-10.27%

Other operating income
Net foreign exchange gains	(84,599)	(171,480)	102.70%	(47,272)	(15,228)	-67.79%
Forward contracts in foreign currency	126,783	281,090	121.71%	84,164	29,596	-64.84%
Gains(Loss) on sales of investments on equity securities	(13,208)	4,757	136.02%	—	—	*
Gains on sale of mortgage loan	—	18,518	*	3,010	6,440	113.95%
Dividend income	122,067	194,788	59.57%	28	7,920	28185.71%
Communication, rent payments and others	594	566	-4.71%	123	111	-9.76%
Total other operating income	151,637	328,239	116.46%	40,053	28,839	-28.00%

Total income	1,053,730	1,436,631	36.34%	274,750	241,189	-12.22%
Operating expenses
Salaries and employee benefits	248,289	266,827	7.47%	53,484	53,696	0.40%
Bonus plan payments	18,076	39,051	116.04%	12,396	15,674	26.44%
Compensation	8,835	11,425	29.32%	2,305	2,186	-5.16%
Administrative and other expenses	322,207	336,575	4.46%	67,087	67,845	1.13%
Deposit security, net	17,032	17,759	4.27%	3,139	3,164	0.80%
Donation expenses	192	448	133.33%	35	36	2.86%
Depreciation	31,422	29,263	-6.87%	5,536	5,759	4.03%
Total operating expenses	646,053	701,348	8.56%	143,982	148,360	3.04%

Net operating income	407,677	735,283	80.36%	130,768	92,829	-29.01%
Merger expenses	—	—	0.00%	—	—	0.00%
Goodwill amortization	11,523	7,748	-32.76%	417	417	0.00%
Non-operating income (expense)
Other income	39,054	41,197	5.49%	6,427	21,600	236.08%
Other expense	(21,374)	(72,167)	237.64%	(4,324)	(2,562)	-40.75%
Total non-operating income	17,680	(30,970)	-275.17%	2,103	19,038	805.28%
Income before income taxes	413,834	696,565	68.32%	132,454	111,450	-15.86%
Income tax expense	(97,068)	(196,089)	102.01%	(39,363)	(35,991)	-8.57%

Net income	316,766	500,476	58.00%	93,091	75,459	-18.94%

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCOLOMBIA S.A. (Registrant)
Date: June 11, 2008	By:	/s/ JAIME ALBERTO VELÁSQUEZ B.
		Name:	Jaime Alberto Velásquez B.
		Title:	Vice President of Finance